Exhibit (a)(1)(xi)

CEMEKC, INC. EXTENDS TENDER OFFER FOR DYNACQ HEALTHCARE, INC.

PASADENA, Texas, January 22, 2016 /PRNewswire/ -- CEMEKC, Inc. (the “Purchaser”) announced today that it is extending the previously announced tender offer to purchase all of the outstanding shares of Common Stock of Dynacq Healthcare, Inc. (“Dynacq”) not already owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust and the Purchaser for $0.10 in cash per share (the “Offer”) as detailed in its Schedule TO, originally filed on December 18, 2015. As a result of the waiver of the Majority-of-the-Minority Condition and the 90% Condition, the Purchaser is extending the Offer in order to provide additional time for stockholders to consider the terms as set forth in the Offer to Purchase.

The Offer will now expire at 11:59 PM, New York City time, on Friday, February 5, 2016, unless further extended. All other terms and conditions of the tender offer remain unchanged. As of 5:00 PM, New York City time, on January 21, 2016, a total of 551,860 Shares have been tendered and not withdrawn from the Offer. The Purchaser intends to accept and purchase all such validly-tendered Shares.

ABOUT DYNACQ HEALTHCARE, INC.

Dynacq is a holding company that through its subsidiaries in the United States develops and manages one general acute care hospital that principally provides specialized surgeries. Dynacq through its United States subsidiaries owns and operates one general acute care hospital in Pasadena, Texas. Dynacq through its subsidiary in Hong Kong invests in debt and equity securities, including short-term investments in initial public offerings and pre-initial public offerings.

NOTICE TO DYNACQ STOCKHOLDERS

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal, which will be mailed to stockholders of Dynacq.  Purchaser is not aware of any jurisdiction in which the making of the tender offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the tender offer or the acceptance of common stock pursuant to the tender offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the tender offer. If, after a good faith effort, Purchaser cannot comply with the statute, it will not make the tender offer to, nor will it accept tenders from or on behalf of, holders of common stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

SOURCE: CEMEKC, Inc.